Exhibit A-4

Capital structure of PacifiCorp group companies at March 31, 2005.

PacifiCorp Consolidated

	($ in millions)	(%) of total capitalization
Short-term debt (1)	$738.7	9.4%
Long-term debt	3,629.0	46.4%
Preferred stock subject to mandatory redemption	52.5	0.7%
Preferred stock	41.3	0.5%
Minority interest	27.2	0.4%
Common stock equity	3,335.8	42.6%

Total	$7,824.5	100.0%

Notes:

The above table excludes all current accounts (both payables and receivables) relating to trading, interest and dividends

(1)	Includes long-term debt currently maturing.